Exhibit 99.1

New Gold Continues to Grow Blackwater Project’s Gold Resource Base –
Announces Further 30% Increase in Indicated Resources

July 18, 2012 – New Gold Inc. (“New Gold”) (TSX and NYSE MKT:NGD) today announces an updated National Instrument 43-101 compliant mineral resource estimate for its Blackwater Gold Project in central British Columbia. This latest resource update incorporates an additional four and a half months of drill hole data added to the project’s resource database when compared to the previous estimate announced in March 2012. With this additional data, the indicated and inferred mineral resources have increased by 30%, or 1.7 million ounces of gold, and 7%, or 0.2 million ounces of gold, respectively. The resource estimate now includes all drilling through May 14, 2012, adding 151 holes totaling 57,064 metres since the March 2012 estimate. In total, the current Blackwater mineral resource estimate is supported by analytical data received from 417 holes totaling 147,619 metres. An additional 32 holes supplied geologic information, but assays had not been received by the cut-off date for this July resource estimate.

•	Indicated mineral resource: 230 million tonnes at an average grade of 0.96 grams gold per tonne containing 7.1 million ounces of gold at a 0.40 gold-equivalent gram per tonne cut-off grade

•	Inferred mineral resource: 98 million tonnes at an average grade of 0.77 grams gold per tonne containing 2.5 million ounces of gold at a 0.40 gold-equivalent gram per tonne cut-off grade

As this latest resource estimate provides New Gold with additional information regarding the continuously evolving Blackwater mineral resource, the company plans to use this July resource estimate, rather than the March 2012 estimate, as the basis for its Preliminary Economic Assessment (“PEA”). The PEA is targeted for completion in September 2012. A table detailing the updated mineral resource estimate is provided below.

Blackwater Project July 2012 Mineral Resource Estimate
Indicated Mineral Resource						Inferred Mineral Resource
AuEq Cut-off (g/t)	Tonnes (000's)	Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)	AuEq Cut-off (g/t)	Tonnes (000's)	Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)
0.30	266,848	0.88	4.3	7.52	36.9	0.30	120,206	0.69	7.3	2.66	28.2
0.40	230,125	0.96	4.6	7.13	34.0	0.40	98,382	0.77	7.7	2.45	24.4
0.50	191,017	1.08	4.9	6.61	30.1	0.50	76,418	0.89	7.2	2.19	17.7

Note: 0.40 gold-equivalent cut-off highlighted as most comparable to previously reported 0.40 gold cut-off grade

See section entitled Quality Assurance/Quality Control, Mineral Resource Estimation Parameters and Qualified Persons at the conclusion of this news release for details of the parameters that form the basis of the above noted mineral resource estimate.

“We are very pleased with the continued resource growth rate at Blackwater,” stated Mark Petersen, Vice President Exploration. “To see the indicated resource grow by 1.7 million ounces in four and a half months is remarkably gratifying and speaks to the quality of our team at Blackwater and the continued potential of this deposit. We look forward to continuing to build on this momentum through the remainder of 2012 and beyond.”

The additional assays received further demonstrate strong continuity of gold mineralization as the mineral resource continues to expand, particularly to the north and northwest. Beyond the positive gold-related results, the recent assays have also returned some of the highest silver grades found on the deposit to date. As a result, the inferred silver grades have increased by 103%, to 7.7 grams per tonne, when compared to the March 2012 mineral resource estimate. These results occur within a zone of higher grade silver mineralization along the outer northwestern portion of the mineral resource. This zone offers excellent potential for expanding the silver mineral resources at Blackwater and is an area of focus for renewed exploration drilling by the company.

New Gold currently has 18 drills actively exploring at the project. With 13 drills conducting resource delineation and infill drilling at the primary Blackwater deposit, New Gold remains well on track to fulfill its 2012 program, where the company is targeting the completion of approximately 500 holes totaling over 200,000 metres. The company’s exploration efforts on its broader property position have also been accelerated. Three drills are testing the mineral potential of proposed infrastructure sites and two drills are exploring the potential to expand the Capoose gold-silver deposit located approximately 25 kilometres from Blackwater. In addition, the Blackwater regional exploration program has commenced with reconnaissance mapping and geochemical sampling on the company’s 1,000 square kilometre land position.

New Gold is also pleased to report that its local Vanderhoof office and sample preparation lab opened in June, further establishing the company’s commitment to the local community. The company looks forward to the completion of a PEA on the project in September 2012.

New Afton Update

The commissioning of the company’s New Afton mill, which began processing ore from underground and the surface stockpile on June 28, 2012, continues to progress well. The daily mill throughput has steadily increased and over the last five days has averaged over 10,000 tonnes per day. The first concentrate was trucked from New Afton to the Vancouver wharves on July 5, 2012. The company continues to expect that commercial production at New Afton, defined as 30 days of operation at 60% of the 11,000 tonne per day capacity, or 6,600 tonnes per day, will be achieved in August 2012. New Gold looks forward to providing further updates on the ramp-up of production at New Afton as part of its second quarter operational and financial results announcement scheduled for August 1, 2012.

Quality Assurance/Quality Control, Mineral Resource Estimation Parameters and Qualified Persons

New Gold maintains a Quality Assurance/Quality Control (“QA/QC”) program at the Blackwater Project using industry best practices that are consistent with the QA/QC protocols in use at all of its exploration and development projects. Key elements of New Gold’s QA/QC program include controlled chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is halved and shipped in sealed bags to ALS Global, Vancouver, British Columbia, where it is analyzed for gold and silver along with a suite of other elements. Gold analyses are performed by fire assay/AA finish methods and silver analyses are performed by Induction Coupled Plasmaspectrometry (“ICP”). Silver ICP analyses are not known with the same precision as gold fire assay analyses so the reader is cautioned regarding the accuracy of silver grades relative to gold grades reported in the current mineral resource estimate. ALS Global is an independent ISO accredited and registered analytical services provider.

The July mineral resource estimate is based on a geologic block model consisting of two principal structural domains and constrained by a 0.20 g/t gold grade shell. Gold and silver grade estimation was carried out by the ordinary kriging and inverse distance methods using 10 metre downhole drill hole composites. After comparing the results using a change of support check, the inverse distance squared method was selected as the best representation.  Gold grades were capped prior to compositing at a level of 40 g/t. Silver grades were capped at 150 g/t except for those falling within a 10 g/t Ag grade shell domain. Classified blocks have been constrained by a Lerch-Grossman optimized mineral resource pit shell using a gold price of $1,300 per ounce. Block dimensions were 10 by 10 by 10 metres. Block density values were estimated by the inverse distance squared method based on 19,181 bulk density measurements of drill core. To account for increasing silver mineralization, the mineral resource is reported at a nominal base case lower cut-off of 0.40 g/t gold-equivalent. The resource is also presented at lower cut-offs of 0.30 g/t gold and 0.50 g/t gold-equivalent to provide additional information of resource sensitivity to changing cut-off.

The July 2012 mineral resource estimate was prepared by Mr. Ronald Simpson, P. Geo, President of Geosim Services Inc., an independent “Qualified Person” under National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The scientific and technical information contained in this news release was prepared under the supervision of Mr. Mark Petersen, New Gold Vice President Exploration for New Gold  and “Qualified Person” under NI 43-101 who reviewed and approved the contents of this news release.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. New Gold’s New Afton project met its targeted June 2012 production start and is scheduled to begin commercial production in August 2012. Together with the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia, the company is forecasting between 405,000 and 445,000 ounces of gold production in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and 100% of the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this press release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would",  “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in international, national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Chile where the courts have temporarily suspended the approval of the environmental permit for the El Morro project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to,; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations discussed in this press release has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this press release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

For further information please contact:
Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com